UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

SEC File Number  000-00179
Cusip Number 697116-10-1

NOTIFICATION OF LATE FILING

(Check One):    Form 10-K            Form 11-K           Form 20-F            Form 10-Q           Form N-SAR
For Period Ended: December 31, 2005

 Transition Report on Form 10-K
 Transition Report on Form 10-Q
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Palmetto Real Estate Trust
Full Name of Registrant

Former Name if Applicable

45 Liberty Lane
Address of Principal Executive Office (Street and number)

Greenville, South Carolina 29607
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or
the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Palmetto Real Estate Trust was not able to file the Form 10-KSB by March 31, 2006 due to time constraints resulting from Palmetto’s inability to complete the review of its annual financial statements and a review of its internal controls and procedures within the prescribed time period without unreasonable effort or expense, and substantial portions of such annual report could not be finalized until the completion of such financial statements. The issuer anticipates filing the Form 10-KSB within fifteen calendar days following the prescribed due date.

PART IV - OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification

              Ted LeCroy, Manager                                           (864)                                      233-6007
                        (Name)                                                       (Area Code)                      (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     Palmetto Real Estate Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2006	/s/ William J. Ables
William J. Ables, Chief Executive Officer